Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics For August 2021

PANAMA CITY, Sept. 9, 2021 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for August 2021:

Operating Data	August	August	% Change
	2021	2019
Copa Holdings (Consolidated)
ASM (mm) (1)	1,475.9	2,125.5	-30.6%
RPM (mm) (2)	1,174.5	1,812.2	-35.2%
Load Factor (3)	79.6%	85.3%	-5.7p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Given the irregular nature of the Company's operations starting in March 2020 due to the Covid-19 pandemic, we will compare this and future traffic reports to 2019 statistics.

Consolidated capacity (ASMs) came in 30.6% lower than August 2019, while passenger traffic (RPMs) decreased 35.2%, which resulted in a 79.6% load factor.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CPA-G

CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774